SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
Annual Report
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
Commission file number: 1-5256
VF CORPORATION RETIREMENT SAVINGS PLAN
FOR SALARIED EMPLOYEES
(Full title of plan)
105 Corporate Center Blvd.
Greensboro, NC 27408
(Address of principal executive offices)
(336) 424-6000
(Registrant’s telephone number, including area code)

VF CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
Table of Contents

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.
Exhibits 23.1-23.2 — Consents of Independent Registered Public Accounting Firms

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the VF Corporation Pension Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

VF Corporation Retirement Savings Plan
for Salaried Employees

By:	/s/ Frank C. Pickard III

Frank C. Pickard III
Vice President, Treasurer
VF Corporation
Date: June 22, 2007

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
VF Corporation Retirement Savings Plan for Salaried Employees
We have audited the accompanying statement of net assets available for benefits of the VF Corporation Retirement Savings Plan for Salaried Employees as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the VF Corporation Retirement Savings Plan for Salaried Employees as of December 31, 2006 and the changes in its net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ Dixon Hughes PLLC
Winston-Salem, North Carolina
June 22, 2007

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
VF Corporation Retirement Savings Plan for Salaried Employees
In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of VF Corporation Retirement Savings Plan for Salaried Employees (the “Plan”) at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. We believe that our audit provides a reasonable basis for our opinion.
As discussed in Note G to the financial statements, the Plan has restated the statement of net assets available for benefits as of December 31, 2005 in order to reflect the investment assets as being held in a master trust arrangement.
/s/ PricewaterhouseCoopers LLP
Greensboro, North Carolina
July 3, 2006 except for Note G, which is as of June 22, 2007

VF CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2006	2005
		Restated
ASSETS
Investments at fair value
Plan’s interest in the VF Corporation Tax-Advantaged Savings Plan Master Trust	$586,823,836	$507,988,583
Participant loans	12,731,381	13,307,493

Total investments	599,555,217	521,296,076

Receivables
VF Corporation contribution	721,652	—
Participants’ contributions	49,546	—

	771,198	—

Total assets	600,326,415	521,296,076

LIABILITIES
Excess contributions payable	255,006	—

Net assets available for benefits	$600,071,409	$521,296,076

See notes to financial statements.

VF CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2006
Investment income
Plan’s interest in investment income of the VF Corporation Tax-Advantaged Savings Plan Master Trust	$100,333,403
Loan interest	710,016

101,043,419

Participants’ contributions	22,234,089
VF Corporation contributions	10,461,357

133,738,865

Benefits paid to participants	(56,342,937)
Administrative expenses	(383,793)

(56,726,730)

Net increase	77,012,135

Transfer merged plan (Note C)	1,763,198

Net assets available for benefits
Beginning of year	521,296,076

End of year	$600,071,409

See notes to financial statements.

VF CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
NOTE A — DESCRIPTION OF THE PLAN
VF Corporation (“VF”) sponsors the VF Corporation Retirement Savings Plan for Salaried Employees (the “Plan”), which is a cash or deferred plan under Section 401(k) of the Internal Revenue Code (“IRC”). The Plan is comprised of two parts: a contributory “Compensation Deferral” part and a noncontributory “Retirement Contribution” part. During 2006, the net assets of the Reef 401(k) Plan were merged into the Plan subsequent to VF’s acquisition of the sponsor of that plan.
Under the Compensation Deferral part of the Plan, certain salaried employees of specified subsidiaries may elect to contribute between 2% and 50% of their compensation to the Plan (highly compensated employees are limited to 10%) subject to maximum IRS annual limitations. VF matches employee contributions by 50% or up to 6% of compensation contributed by the employee. Employees immediately vest in their contributions plus actual earnings thereon. Employees vest in employer matching contributions plus actual earnings thereon ratably by month and are fully vested after 5 years of service or normal retirement, disability or death.
Effective January 1, 2005, VF added a noncontributory Retirement Contribution feature for employees hired after December 31, 2004 and eligible employees of certain recently acquired companies. Eligible employees are automatically enrolled in the Retirement Contribution feature. VF makes quarterly retirement contributions to the Plan in an amount equal to a percentage of eligible employee earnings based on each employee’s continuous service with VF since January 1, 2005. The VF contribution ranges from 2% of earnings for participants with less than 10 years of VF service (which is all current participants) to 5% of earnings for participants with 20 or more years of VF service. Employees vest in the retirement contribution feature plus actual earnings thereon ratably by month and are fully vested after 5 years of service or normal retirement.
The Plan previously included an Employee Stock Ownership Plan (“ESOP”) consisting primarily of shares of VF Corporation 6.75% Series B ESOP Convertible Preferred Stock (“ESOP Preferred Stock”). Each share of ESOP Preferred Stock, which had a redemption value of $30.875 plus cumulative accrued dividends, was convertible into 1.6 shares of VF Common Stock and was entitled to two votes. In June 2006, all shares of ESOP Preferred Stock were converted into VF Common Stock.
Plan investments (excluding participant loans) are held in the VF Corporation Tax-Advantaged Savings Plan Master Trust (“VF Master Trust”) administered by Fidelity Management Trust Company (“Fidelity”). Fidelity provides unified investment management for certain retirement savings plans of VF Corporation. Employee contributions under the Compensation Deferral feature and VF matching contributions in the Compensation Deferral feature are invested at the direction of the employee in one or more funds administered by the Plan’s trustees. All Plan investments in the VF Master Trust are trusteed by Fidelity, with the exception of one fund trusteed by UMB Bank, n.a. (“UMB Bank”). VF contributions in the Retirement Contribution feature are invested in the same investment selections as a participant has chosen for his Compensation Deferral balance, except that contributions cannot be invested in VF Common Stock. VF contributions for the Retirement Contribution feature for those not participating in the Compensation Deferral feature are invested as directed by those individual participants.
Individual accounts are maintained for each participant; each account includes the individual’s contributions, VF matching and retirement contributions and investment funds’ earnings reduced by administrative expenses. Accounts become payable upon retirement, disability, death or termination of employment. Participants may also withdraw all or a portion of their Compensation Deferral account balance by filing a written request that demonstrates financial hardship as defined by the Plan. Participants may elect to receive distributions in a lump sum or in an annuity, or accounts may be rolled over into another IRS-approved tax deferral plan.
Forfeitures are used to reduce Plan expenses or to reduce future matching and/or retirement contributions. Unused forfeitures at December 31, 2006 and 2005 that are available to reduce future Plan Sponsor expenses or to reduce future matching or retirement contributions totaled $274,596 and $161,207, respectively. During 2006, forfeitures of $289,123 were used to reduce plan expenses and employer contributions.
Participants may borrow up to 50% or $50,000 of the participant’s total vested account balance in the Compensation Deferral portion of the Plan but may not borrow from the VF matching portion or the VF retirement contribution. Participants are charged interest at the Morgan Guaranty “Published” prime rate at the time of the loan and repay the principal within 60 months, or 120 months if the loan is for the purchase of their primary residence. Payments are made through payroll deduction. Payment in full is required at termination of employment.
Although it has no intent to do so, VF may terminate the Plan in whole or in part at any time. In the event of termination of the Plan, participants become fully vested in their accounts.

NOTE B — SIGNIFICANT ACCOUNTING POLICIES
The Plan’s allocated share of the VF Master Trust’s net assets and investment income is based on the total of each individual participant’s share of the VF Master Trust. The investments of the VF Master Trust are valued at fair value. Investments in registered investment companies and the common collective trust are valued on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying net assets of the respective investment company or common collective trust. Securities listed on an exchange are valued at the closing price on the last day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. Securities that are not listed on an exchange are generally traded in active markets and valued from quoted market prices. Government and agency bonds are valued at amortized cost, which approximates fair value. Purchases and sales of securities, including gains and losses thereon, are recorded as of the trade date. Dividends are recorded on the ex-dividend date; interest is recorded as earned on the accrual basis.
Participant loans are valued at their outstanding balances, which approximates fair value.
Administrative expenses consisting primarily of fees for legal, accounting and other services are paid by VF in accordance with the Plan. Other administrative expenses are paid by the Plan.
Benefits are recorded when paid.
In preparing financial statements in accordance with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.
The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities. The Plan also provides for investment in VF Common Stock. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
NOTE C — PLAN MERGER
During 2006, the Reef 401(k) Plan of Southcone Inc. dba Reef, Inc. was merged into the Plan subsequent to VF’s acquisition of the respective plan sponsor. The portion of the Reef 401(k) Plan representing the accounts, assets and liabilities of participants and beneficiaries was merged with, and into the Plan, effective July 1, 2006. Total assets transferred into the Plan were $1,763,198.
NOTE D — INCOME TAX STATUS
The Internal Revenue Service has issued a favorable determination letter dated September 23, 2002 stating that the Plan qualifies under the appropriate sections of the Internal Revenue Code (“IRC”) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The VF Corporation Pension Plan Committee is not aware of any action or series of events that have occurred that might adversely affect the Plan’s qualified status. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC.
NOTE E — RELATED PARTY TRANSACTIONS
Related parties to the Plan include VF (the Plan sponsor) and Fidelity and UMB Bank (the Plan’s trustees). Certain investments in the VF Master Trust are funds managed by Fidelity and UMB Bank, and therefore transactions in these investments qualify as party-in-interest transactions. The Plan also invests in VF Corporation common stock. These transactions also qualify as party-in-interest transactions.

NOTE F— INVESTMENTS IN THE VF MASTER TRUST
Except for participant loans, all the Plan’s investments are included in the VF Master Trust, which was established for the investment of assets of this Plan and the VF Corporation Retirement Savings Plan for Hourly Employees. Each participating retirement plan has an undivided interest in the VF Master Trust. At December 31, 2006 and 2005, the Plan’s interest in the net assets of the VF Master Trust was approximately 97.7% and 97.5%, respectively.
The following represents investments and net appreciation in fair value of investments, interest and dividend income and other receipts of the VF Master Trust.

	2006	2005
Investments at fair value:		Restated
Mutual funds	$347,181,977	$295,833,909
VF Corporation common stock	152,489,865	48,535,006
VF Corporation ESOP preferred stock	—	67,298,970
Common collective trust	38,518,317	38,857,957
Government and agency bonds	53,220,415	64,144,625
Other	8,494,641	5,801,961

Total investments	599,905,215	520,472,428

Receivables
Interest and dividend income	564,574	667,020
Net unsettled trades	124,556	—

Net assets	$600,594,345	$521,139,448

Investment income for the VF Master Trust is as follows:

Year ended
December 31, 2006
Investment income:
Net appreciation in fair value of investments:
Mutual funds	$10,438,593
Government and agency bonds	3,228,235
Common collective trust	5,595,679
VF Corporation common stock	41,046,566
VF Corporation ESOP preferred stock	10,564,553

70,873,626

Interest and dividends	31,366,300

$102,239,926

NOTE G — RESTATEMENT
The Plan has restated its Statement of Net Assets Available for Benefits at December 31, 2005 to present the Plan’s investments as an investment in a master trust. This restatement had no impact on total investments or net assets available for benefits.
Year Ended December 31, 2005

	As
	Originally	As
	Reported	Restated
Investments, at fair value
VF Corporation common stock	$46,834,359
VF Corporation ESOP preferred stock	67,298,970
Other securities	393,855,254
Plans’ interest in the VF Corporation Tax- Advantaged Savings Plan Master Trust		$507,988,583
NOTE H – EXCESS CONTRIBUTIONS
Participants’ contributions for the year ended December 31, 2006 are net of payments of $255,006 made in February, 2007 to certain active participants to return to them excess contributions as required to satisfy the relevant nondiscrimination provisions of the Plan.

VF Corporation Retirement Savings Plan
For Salaried Employees
Schedule H — Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 23-1180120
Plan Number: 002
December 31, 2006

(a)	(b)	Identity of issue, borrower,	(c)	Description of	(d)	Cost **	(e)	Current value
		lessor, or similar party		investment (including
				rate of interest
				and maturity date)
*		VF Corporation Tax-		Master Trust				$586,823,836
		Advantaged Savings Plan
		Master Trust

*		Participant loans		Rates of 4.0%-9.5%,				12,731,381
				maturity dates from 1 to 10 years

								$599,555,217

*	Party-in-interest to the Plan.

**	Cost omitted for participant directed investments.